

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

November 19, 2018

Yasser Rezvi
President and Treasurer
Barclays Dryrock Funding LLC
100 S. West Street, Office 120
Wilmington, Delaware 19801

> **Re:** **Barclays Dryrock Issuance Trust**
> **Barclays Bank Delaware**
> **Barclays Dryrock Funding LLC**
> **Registration Statement on Form SF-3**
> **Filed November 15, 2018**
> **File Nos. 333-228394, 333-228394-01 and 333-228394-02**

Dear Mr. Rezvi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Julie A. Gillespie, Esq.
        Mayer Brown LLP